 EuroDry Ltd.Company PresentationMay 2018  Issuer Free Writing ProspectusFiled Pursuant to Rule 433Registration Number 333-224732

 Forward-Looking Statements  Statements in this presentation may be "forward-looking statements" within the meaning of federal securities laws. The matters discussed herein that are forward-looking statements are based on current management expectations that involve risks and uncertainties that may result in such expectations not being realized. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements due to numerous potential risks and uncertainties including, but not limited to, the need to manage our growth and integrate additional capital, acquire additional vessels, volatility in the dry-bulk shipping business and vessel charter rates, our ability to obtain sufficient capital, the volatility of our stock price, and other risks and factors. Forward-looking statements made during this presentation speak only as of the date on which they are made, and Euroseas does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this presentation. Because forward-looking statements are subject to risks and uncertainties, we caution you not to place undue reliance on any forward-looking statements. All written or oral forward-looking statements by Euroseas or persons acting on its behalf are qualified by these cautionary statements.This presentation also contains historical data about the dry bulk and containerized trade, dry bulk and containership fleet and dry bulk and containership rates. These figures have been compiled by the Company based on available data from a variety of sources like broker reports and various industry publications or represent Company’s own estimates. The Company exercised reasonable care and judgment in preparing these estimates, however, the estimates provided herein may not match information from other sources. EuroDry Ltd. (the “Company”) has filed a registration statement (including a prospectus) on Form F-1 with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company will arrange to send you the prospectus if you request it by calling the Company’s Investor Relations firm, Capital Link Inc., at (212) 661-7566 or toll-free at (833) 441-1616.

Euroseas - Introduction & Milestones

- Euroseas Ltd. ("Euroseas"), the parent company of EuroDry Ltd. ("EuroDry") until effectiveness of the spin off of EuroDry, has been a provider of worldwide ocean-going transportation services:
  - Drybulk carriers – transport major bulks (iron ore, coal and grains) and minor bulks (e.g., steel products, bauxite, phosphate and fertilizers)
  - Containerships – transport dry and refrigerated cargoes (manufactured products and perishables)
- Formed by industry veterans in 2005 / Pittas family has owned/operated vessels since 1870
- Managed to navigate through the longest depressed earnings period in both the drybulk and containership sectors
- Vessel management through Eurobulk & Eurobulk FE, affiliated companies
  - Eurobulk founded in 1995 by the 4th generation of the Pittas family
  - Established and well-respected within the industry

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 4  Panamax 1-yr TC Rates  Source: Clarksons  Markets fluctuated widely over the past 2 decades

Pillar of Success: Euroseas Fleet Management & Operational Performance

Focus on cost control & quality operations

- Fleet utilization rate of Euroseas in excess of 99.4% over last 5 years
  - Outstanding safety and environmental record
  - For 2018Q1, operational fleet utilization 99.7% and commercial 98.4%
- Overall costs achieved are amongst the lowest of the public shipping companies



Daily costs per vessel(1)
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
$ / day
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018Q1
Euroseas (2)
Public Peers (3)

(1) Includes running cost, management fees and G&A expenses (not drydocking expenses)
(2) 2009 figure was increased by abt $600/day to account for the lower cost of the 3 laid-up vessels;
2010 figure was increased by abt $300/day to account for the lower cost of the laid-up vessels (2 in 2010H1 and 1 in 2010Q3);
(3) Peer group currently includes DCIX, DSX, SSW, CMRE, SBLK, DAC & SB based on company filings.

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 A Strategic Evolution   A traditional Greek shipping company that has adapted its strategy to the changing times and opportunities…    BULKERS    CONTAINER-SHIPS    PUBLIC MARKETS    PRIVATE EQUITY  1990’s  2000’s  2005-2007  2010         … building on its time-tested strengths: love for operating ships, cost control and low risk investments, enhanced by careful market timing….    NEW EQUITY / FLEET RENEWAL  2014      BULKERS (EURODRY LTD)  2018: Planned separation of fleets  CONTAINERSHIPS(EUROSEAS LTD)

2018 - Spin-off of our Drybulk Fleet

- Decided to spin-off of Euroseas' drybulk fleet in a separate company, EuroDry
  - Drybulk vessels (except Monica P which has been sold and will delivered in June 2018) will be contributed to EuroDry along with their respective loans and other assets and liabilities

- EuroDry's fleet will consist of:
  - 3 newbuild ships, 2 Kamsarmax and 1 Ultramax, built according our specifications; and, 3 high quality Japanese -built Panamax vessels all built post-2000

- Euroseas will continue with the current containership fleet of 11 vessels
  - Will be the only public feeder containership focused company
  - Feeder sector is facing favorable demand/supply balance

- EuroDry's Series B Preferred Shares will be acquired by preferred shareholders of Euroseas as per agreement with preferred shareholders
  - About $19m in each company expected as of the effective date of the spin-off
  - Both companies will have approximately the same overall leverage (treating the preferred securities as debt)

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Spin-Off Mechanics

- EuroDry shares distribution
  - Record Date is expected to be May 23, 2018 ("Record Date")
  - Euroseas shareholders of record as of Record Date will receive 1 EuroDry share for every 5 Euroseas share
  - There are 11,274,126 shares of Euroseas outstanding as of May 9th, thus, there will be approximately 2,254,825 shares of EuroDry distributed
  - Actual distribution expected to happen on or about May 30, 2018 ("Distribution Date"), subject to effectiveness of registration statement
  - EuroDry has applied for listing on the NASDAQ Capital Market under the symbol "EDRY"

- We direct you to the registration statement filed by EuroDry for further information
  - https://www.sec.gov/Archives/edgar/data/1731388/000091957418003321/d7869256_f-1.htm

- Conference call to discuss the spin-off in more detail on:

  Monday, May 14, 2018 at 10:00am EDT

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Reasons for the Spin-Off

- The objective of Euroseas is to maximize shareholder value
  - Currently, Euroseas stock trades around 40% of NAV while most public peers - which are all “pure-play” companies - trade close to their NAV
  - Euroseas mixed fleet strategy is likely the main reason for the trading discount
    - Another reason may be the small company size
  - → Thus, the spin-off may reduce, or even, eliminate the discount to NAV

- Pure platforms are more attractive to potential partners
  - It has been our strategy to use our operating expertise and public listing as potential platforms to consolidate other private fleets or vessels
  - We believe that, having a single segment focused platform is more attractive to potential partners
  - → After the Spin-off, we believe we may have a larger universe of possibilities and strategic options

- Will provide our shareholders and investors more flexibility and optionality
  - ..which may increase the attractiveness of our stock
  - → Euroseas will provide a unique opportunity to investment in the feeder containership sector
  - → EuroDry will be focused on the drybulk sector up to Kamsarmax size

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 Fleets After Spin-Off   Note: Fleets do not include Monica P, a 46,667dwt bulker, that entered in an agreement to be sold (to be delivered to the buyers by June 30, 2018)

 EuroDry Ltd. – A Drybulk Platform for Growth

 Point in Market Cycle – Drybulk  Panamax 1-Year Time Charter Rate  $m  $/day   Source: Clarksons  Panamax 10-Year Historical Price Range    ?

 Drybulk 1-Yr Charter Rates, 2010-2018  Source: Clarksons  Note: Since April-1 the tess-58 Supra rates have replaced tess-52 in the Supramax index  Drybulk Markets Have Recovered From All Time Historical Lows

 World GDP & Shipping Demand Growth  Sources: GDP - International Monetary Fund: 2012-2017, 2018/19 /20 IMF Forecasts (Apr-18). Trade – Drybulk: 2012-2017: Clarksons 2018– Clarksons (Mar-18), 2019 /20- Company Estimates.   Synchronized World Economic Recovery for the First Time Since 2010

 15  Orderbook-to-Fleet Ratio, Drybulk Fleet  Source: Clarksons  Orderbook as Percentage of Total Fleet Near Lowest Level of the Last 20+ Years

 Drybulk Age Profile & Orderbook Delivery Schedule  Large Vessels Dominate Orderbook  Large bulkers are still young  Dry Bulk Orderbook  Dry Bulk Age Profile  7% of the fleet is over 20 yrs old       9.2%  16.0%  14.2%   11.1%   6.0%  4.9%   2.4%  2.2%  3%  4.1%  For delivery in 18/19/20+ as of Mar-18):Cape 47/63/70Panamax 73/84/47H/S/Umax 82/60/40Handies 88/45/22  3.2%  7%  13%  44%  29%  2.3%

Outlook Summary – Bulkers

- Market in 2017 was characterized by robust demand and a depleting orderbook
  - 1-Yr TC Earnings averaged 70% higher than 2016 still well below historical average levels

- For 2018 and 2019, we expect further improvements in the demand/supply balance
  - Barring any significant slow-down in Chinese iron ore and coal imports we should see a stronger market

- China remains the main source of drybulk trade growth
  - Iron ore imports, the largest contributor of dry bulk trade growth, have been strong but not as expected due to weather disruptions in Brazil, however expect to grow again in the second half of 2018
  - Similar trends are witnessed in coal imports as local coal mines have been shut down due to inefficiencies and pollution concerns. However, the reversal of this trend could negatively affect the very positive outlook.
  - Just recently the Chinese government announced restrictions for coal imports in 5 Southern and Eastern Chinese ports with unknown duration aiming to boost local coal prices/production. These policies are contradicting with Beijing's effort to curb pollution as local coal is of lower quality

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 Drybulk Fleet

 Drybulk Fleet

 Employment Chart – Bulkers    As of May, 2018 : 57% in 2018 & 33% in 2019 basis min durations   Coverage:

 Drybulk Vessel Debt Repayment Profile & Cash Flow Breakeven  Drybulk Fleet Debt Repayment Schedule   Cash Flow Breakeven  (*) Excludes total balloons of $10.8m due in 2018 and 2019  $2.8m  $8.8m  $8.0m  $18.6m  Cash Flow Breakeven - budget estimate for next 12 months: $/vessel/dayOPEX $ 5,000G&A $ 1,000Interest $ 1,400Drydock $ 100Loan Rpmt(*) $ 3,300TOTAL $10,800

 Cash Flow & NAV Sensitivity to Market Changes  Management believes EuroDry is positioned to take advantage of a potential market recoveryAbout 43% of the remaining available days in 2018 are contracted with fixed charter rates leaving significant capacity (days) available to benefit from a market upturn…Estimated vessel equity per share: $17.2 (as per previous slide)

  Dividend Policy Consideration  22  Euroseas paid a quarterly dividend to its common stock for thirty-two consecutive quarters from its inception until November 2013 when its Board of Directors decided to suspend its quarterly dividend in order to focus every resource available in exploiting investment opportunities in the market. Euroseas incurred losses during the period 2012 to 2017 which further restricted its ability to continue paying dividends. Our current loan agreements contain dividend restrictions that prohibit the declaration of cash dividends to our shareholders which will be removed when such loans are fully repaid by May 2019  or earlier if certain deferred loan payments are made or if agreed differently with the lender. Thus, we do not expect to pay dividends to EuroDry’s common shareholders in the near future. It is our strategy to restore our dividend paying ability. The exact timing and amount of any future dividend payments to our common shares will be determined by our Board of Directors and will be dependent upon our earnings, financial condition, cash requirement and availability, restrictions in our loan agreements, growth strategy, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors, such as the acquisition of additional vessels.

EuroDry Management & Board of Directors

- Corporate structure and governance similar to Euroseas
  - Also, same management team and Board of Directors

- Management team
  - Aristides J. Pittas, Chief Executive Officer & President
  - Tasos Aslidis, Chief Financial Officer & Treasurer
  - Simos Pariaros, Chief Administrative Officer

- Board of Directors
  - Aristides J. Pittas, Chairman
  - Aristides P. Pittas, Vice-Chairman
  - Tasos Aslidis
  - Panos Kyriakoulos, Independent director, Chairman of Audit Committee
  - George Taniskidis, Independent director ,Audit Committee member
  - Apostolos Tamvakakis, Independent director, Audit Committee member
  - Christian Donohue, Preferred Shareholder Director

  - Stefania Karmiri, Corporate Secretary

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Looking Ahead: Opportunities & Challenges

- Start of a new phase for Euroseas & EuroDry
  - Focused platforms with access to the capital markets
- Both shipping sectors at an attractive point in the cycle for expansion
  - Orderbook to one of the lowest levels of the last 15 years → minimal supply side pressures
  - World economies in a synchronized recovery – after a long time – should positively influence demand for shipping
- Focus on maximizing shareholder value
  - "Pure play" investment opportunities targeted to increase stock attractiveness and move valuation closer to NAV
  - Next challenge is to execute on strategy to grow size, market capitalization & trade volume

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Euroseas Contacts

EuroDry Ltd.
c/o Eurobulk Ltd
4, Messogiou & Evropis Street
151 24 Maroussi, Greece
www.eurodry.gr
info@eurodry.gr
Tel. +30-211-1804005
Fax.+30-211-1804097

or,

Tasos Aslidis
Chief Financial Officer

EuroDry Ltd.
11 Canterbury Lane
Watchung, NJ 07069
aha@eurodry.gr
Tel: 908-3019091
Fax: 908-3019747

Nicolas Bornozis
Investor Relations

Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
nbornozis@capitallink.com
Tel: 212- 6617566
Fax: 212-6617526

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